

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

David Palach
Chief Executive Officer
Save Foods, Inc.
730 NW 107 Avenue
Miami, Florida, 33172

        Re: Save Foods, Inc.
            Registration Statement on Form S-3
            Filed July 15, 2022
            File No. 333-266159

Dear Mr. Palach:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences

cc: David Huberman, Esq.